

May 28, 2013

<u>Via Email</u>
Steven J. Geiser
Vice President, Chief Financial Officer and
  Principal Accounting Officer
PMC-Sierra, Inc.
1380 Bordeaux Drive
Sunnyvale, CA 94089

     Re: **PMC-Sierra, Inc.**
              Form 10-K for the fiscal year ended December 27, 2012
              Filed February 28, 2013
              File No. 000-19084

Dear Mr. Geiser:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 27, 2012</u>

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32</u>

<u>Impairment of goodwill and purchased intangible assets, page 35</u>

1.   We note that you recognized impairment charges of $276.1 million related to your prior acquisitions of Passave and Wintegra. Please revise future filings to discuss how your impairment charges affected your expectations regarding your future operating results

and liquidity. Please also discuss the primary underlying factors that resulted in the goodwill impairment charges.

Note 15 – Income Taxes, page 78

2.   We note your disclosure on page 81 that you intend to indefinitely reinvest undistributed earnings of foreign subsidiaries and as such, you have not recorded a deferred tax liability relating to these earnings. Separately, we note that in 2012, you incurred a significant tax expense associated with an inter-company dividend to fund your share repurchase programs. In light of the inter-company dividend, please explain to us in greater detail the basis for your assertion that you intend to indefinitely reinvest undistributed earnings of foreign subsidiaries.

Note 16 – Segment Information, page 82

3.   We note your disclosure here that in 2012 you realigned your operating segments and that you aggregate your operating segments into one reportable segment. We further note you provided an analysis of your aggregation of operating segments in response letters dated January 19, 2011, February 17, 2011 and April 8, 2011. Please provide us with an updated analysis regarding the aggregation of your operating segments that takes into account the realignment you discuss here as well as the changes to the underlying economics of the operating segments. Please specifically address the following:

- Provide us with more information regarding the realigned operating segments, including how you determined the new operating segments. Provide us with your analysis of who is your chief operating decision maker and a summary of the information that your chief operating decision maker receives.

- Discuss how each of the operating segments has performed during the past two years relative to your prior forecasts.

- Address how the weaker results and revised cash flow forecasts for your Fiber-to-the-Home and Wintegra businesses impacted your conclusion that the operating segments exhibited similar long-term economic characteristics.

- We note in Management's Discussion and Analysis on page 33, you attribute the change in storage revenues (10% decline) to market conditions. Separately, you attribute the change in optical revenues (37% decline) to a reliance on carriers *and* market conditions. Finally, you attribute the change in mobile revenues (25% decline) to "the factors above." Explain how your conclusion that the operating segments have similar economic characteristics considers the inconsistent changes in revenues between the operating segments and the varying underlying reasons for the changes in revenues.

4.   We note that you refer to a number of different product groups. Please tell us how you have considered the disclosure requirements of FASB ASC 280-10-50-40.

Note 19 – Error Corrections, page 84

A – Income Taxes, page 84

5.   We note that you have restated your financial statements in connection with your accounting for certain intercompany transactions. Please address the following:

- Explain to us the nature and purpose of these intercompany transactions and explain to us how you are accounting for the transactions, citing any authoritative literature upon which you relied.

- Explain to us how you have complied with FASB ASC 250-10-50-7b, which requires disclosure of the effect of the correction on your opening equity balances.

- Explain to us how you considered the requirements of Item 4.02 of Form 8-K and why you concluded that disclosure on Form 8-K was not required.

- Explain to us how your auditor considered paragraph 9 of PCAOB Auditing Standard No. 6 and why it ultimately concluded reference to the restatement in its audit report was not required.

- We note you continued to conclude that your internal control over financial reporting was effective despite the error that led to the restatement. Tell us what consideration was given to management's assessment of the effectiveness of Internal Controls over Financial Reporting in light of the restatements. In this regard, we note your disclosure on page 85 that the error resulted from the misapplication of accounting principles. We also note that in your earnings conference call for the first quarter of 2013, it appears you attribute the error correction to a recent reversal in accounting advice previously received. Please explain to us the nature of the accounting advice you needed to obtain related to these transactions. Tell us whether the accounting advice you refer to was from an outside party and, if so, describe the nature of that third party's involvement in your internal control over financial reporting and any other relationships with the outside party. Discuss how you consider the work of any outside party in your evaluation of your internal control over financial reporting.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief